SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of December, 2025
Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA SIDERÚRGICA NACIONAL

Publicly-held company

CNPJ/MF No. 33.042.730/0001-04

NIRE 35.300.396.090

MATERIAL FACT

Companhia Siderúrgica Nacional ("Company" or "CSN") (B3: CSNA3; NYSE: SID), in compliance with article 157, paragraph 4, of Law No. 6,404/1976 and CVM Resolution No. 44/2021, hereby informs its shareholders and the market in general, following the notice to the market dated November 18, 2025, that the Company's Board of Directors approved, on this date, the disposal of shares issued by the concessionaire of rail transportation service MRS Logística S.A. ("MRS"), representing up to a total of 11.17% of the capital stock of MRS on this date, held by the Company, to CSN Mineração S.A. (“CMIN”), a Company's subsidiary, being up to 974,851 common shares, 2,673,312 class A preferred shares and 34,092,604 class B preferred shares, all book-entry and with no par value (“MRS Shares”), for the total price of up to R$ 3,350,000,000.00 (three billion, three hundred and fifty million Brazilian reais) ("MRS Disposal"), to be consummated through two transactions.

Therefore, the Share Purchase Agreement and Other Covenants was executed, on this date, between CSN and CMIN, pursuant to which the Company disposed to CMIN of 974,851 common shares, 2,673,312 class A preferred shares and 27,333,064 class B preferred shares issued by MRS, representing 9.17% of the capital stock of MRS, held by CSN, upon payment at sight of the total price of R$ 2,750,000,031.80 (two billion, seven hundred and fifty million, thirty-one Brazilian reais and eighty Brazilian cents) (“First Transaction”).

Additionally, as part of the MRS Disposal, it is already approved the additional sale of 6.759.540 class B preferred shares, representing 2% of the capital stock of MRS, upon payment at sight of the total price of R$ 599,999,968.20 (five hundred and ninety-nine million, nine hundred and ninety-nine thousand, nine hundred and sixty-eight Brazilian reais and twenty Brazilian centavos) (“Second Transaction”) to be completed subject to the fulfillment of conditions customary for transactions of this nature, including the obtaining of the required legal approvals.

With the conclusion of the Second Transaction, CSN will own 25,636,431 common shares, representing 13.69% of MRS's voting capital stock, and no preferred shares issued by MRS. All common shares held by CSN will remain subject to the MRS's Shareholders' Agreement, entered into on November 25, 1996, as amended on October 23, 2000, March 11, 2002, November 25, 2003 and January 09, 2018.

CSN undertakes to keep its shareholders and the market in general duly informed about any relevant developments related to the MRS Disposal, in accordance with the applicable legislation.

São Paulo, December 18, 2025.

Antonio Marco Campos Rabello

Chief Financial and Investor Relations Officer

Companhia Siderúrgica Nacional

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: December 18, 2025

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer

By:	/S/ Antonio Marco Campos Rabello
Antonio Marco Campos Rabello Chief Financial and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.